UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on May 31, 2018, reporting the Company's results for the first quarter and three months ended March 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: June 7, 2018	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2018

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three months ended March 31, 2018:

Highlights

•	Reports net loss attributable to the Company and net loss attributable to the Company adjusted for certain non-cash items of $13.6 million, or $0.08 per share.
•	Three newbuildings were delivered: the VLCC's Front Empire and Front Princess and the LR2 Front Polaris.
•	Achieved spot TCE of $18,000 per day for VLCCs less than 15 years of age, excluding two newbuildings delivered during the quarter.
•	Extended its loan facility of up to $275.0 million by 12 months to November 2019.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"The spot rate environment was weak in the first quarter as inventory draws impacted a freight market that was already suffering from high fleet growth. While there are encouraging signs that seaborne crude volumes may soon increase as a result of changes by OPEC and a slowing trend of inventory draws, the market is not yet factoring in upside potential."

The average daily time charter equivalents ("TCE") earned by Frontline in the quarter ended March 31, 2018, the prior quarter and in the year ended December 31, 2017 are shown below, along with spot estimates for the second quarter of 2018 and the estimated average daily cash break-even ("BE") rates for the remainder of 2018:

($ per day)	Spot			Spot estimates	% covered	Estimated average daily BE rates
	Q1 2018	Q4 2017	YTD 2017	Q2 2018		2018
VLCC	14,900	19,400	22,400	11,600	78%	22,700
SMAX	15,400	19,500	17,300	14,500	70%	18,500
LR2	14,800	14,400	14,400	12,400	72%	16,300

The estimated average daily cash break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry dock, repayments of loans, interest on loans, bareboat hire and general and administrative expenses. In the first quarter of 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers. As a result, the accounting for voyage results has changed from recognizing voyage revenues on a discharge-discharge basis to load-to-discharge and from recognizing voyage costs as incurred, to deferring certain voyage costs prior to load and amortizing these over the charter period. See note 2 for further details. Spot estimates are prepared on a discharge-to-discharge basis. This may result in a timing difference in the recognition of actual voyage results compared to estimates.

The Fleet

As of March 31, 2018, the Company's fleet consisted of 63 vessels, with an aggregate capacity of approximately 12.3 million DWT:

(i)	46 vessels owned by the Company (12 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	eight VLCCs that are under capital leases;
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	one VLCC where the cost/revenue is split 50/50 with an unrelated third party;
(v)	seven vessels that are under the Company's commercial management (two Suezmax tankers, two LR2 tankers and three Aframax oil tankers)

Furthermore, the Company has two VLCC newbuildings under construction, with an aggregate carrying capacity of 0.6 million DWT.

As of March 31, 2018, the Company had entered into a time charter-out contract for one LR2 tanker with expiry in Q1 2019 at an average rate of $17,300 per day.

In April, the Company entered into time charter-in arrangements for two VLCCs at a rate of $21,250 per day for two years, plus an optional third year at $23,250 per day.

Frontline Shipping Limited ("FSL"), a non-recourse subsidiary of Frontline, has eight VLCCs built 2001-2004 on charter from Ship Finance International Limited ("Ship Finance"). The vessels earned approximately $12,300 per day in the first quarter of 2018, the third consecutive quarter these vessels earned less than the base rate of $20,000. Until the spot market recovers above the base rate, FSL will only pay to Ship Finance a charter hire reflective of the rates achieved by these vessels in the spot market. Frontline will continue to be responsible for operating expenses of the vessels in excess of $9,000 per day.

The vessels continue trading as crude oil tankers, but together with Ship Finance we are actively exploring potential alternative uses for some of these vessels, such as conversion projects, long-term storage or other alternative employment options, with focus on optimizing the use of our invested capital.

Newbuilding Program/ financing update

As of March 31, 2018, the Company's newbuilding program was comprised of two VLCCs. As of March 31, 2018, total instalments of $32.9 million had been paid and the remaining commitments amounted to $130.6 million, of which $75.0 million is due in 2018 and $55.6 million is due in 2019, respectively. As of March 31, 2018 Frontline has committed bank financing in place to partially finance delivery of the Company's remaining newbuildings and estimates loan amounts of $55.3 million to be drawn in 2018 and $55.3m to be drawn in 2019, respectively.

In February 2018, the Company extended the terms of its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd ("the Credit Facility") by 12 months. Following the extension, the Credit Facility is repayable in November 2019. Frontline's total liquidity as at the end of March 31, 2018 was approximately $249.0 million, including the undrawn portion of the Credit Facility and marketable securities, net of amounts used as security for borrowings.

Corporate Update

Pursuant to the Company's stated dividend policy, the Board has decided not to pay a dividend for the first quarter of 2018.

The Company had 169,809,324 ordinary shares outstanding as of March 31, 2018, and the weighted average number of shares outstanding for the quarter was 169,809,324.

First Quarter 2018 Results

The Company reports a net loss attributable to the Company of $13.6 million for the first quarter of 2018 compared with a loss of $248.4 million in the previous quarter. The net loss attributable to the Company adjusted for certain non-cash items was $13.6 million for the first quarter. These non-cash items consisted of a $5.8 million loss on termination of the lease for Front Circassia, a $0.3 million mark to market loss on marketable securities, a gain on derivatives of $5.1 million and a gain on sale of shares of $1.0 million.

Reconciliation of net (loss) income attributable to the Company adjusted for certain non-cash items1:

(in millions of $)	Q1 2018	Q4 2017	Full year 2017	Full year 2016
Net (loss) income attributable to the Company	(13.6)	(248.4)	(264.9)	117.0
Add back:
Loss on termination of vessel lease, net of cash paid	5.8	—	3.3	—
Loss on cancellation of newbuilding contracts	—	—	—	2.7
Vessel impairment loss	—	142.9	164.2	61.7
Impairment loss on shares	—	—	—	7.2
Unrealised loss on marketable securities	0.3	—	—	—
Goodwill impairment loss	—	112.8	112.8	—
Provision for uncollectible receivables	—	—	—	4.0
Loss on derivatives	—	—	3.3	—

Less:
Gain on derivatives	(5.1)	(2.3)	(2.5)	(3.7)
Gain on sale of shares	(1.0)	—	—	—
Gain on termination of lease	—	—	(20.6)	—
Net (loss) income attributable to the Company adjusted for certain non-cash items	(13.6)	5.0	(4.4)	188.9
(in thousands)
Weighted average number of ordinary shares	169,809	169,809	169,809	156,973

(in $)
Basic (loss) earnings per share	(0.08)	(1.46)	(1.56)	0.75
Basic (loss) earnings per share adjusted for certain non-cash charges	(0.08)	0.03	(0.03)	1.20
1 This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP ("non-GAAP"). We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook
The past two years have been characterized by a large growth in the global crude oil tanker fleet, and the growth has continued in 2018.  Thus far, 13 VLCC's have been delivered this year.  An additional 43 VLCCs are scheduled to be delivered in 2018. Although some of these are expected to be pushed to 2019, we expect the final number of deliveries to be between 40 and 45.  This compares to 50 VLCCs delivered in 2017 and 47 in 2016.

The number of crude oil tanker newbuilding orders was lower in the first quarter of 2018 than in the prior quarter, and we expect newbuilding ordering to slow further in the near term.  Newbuilding prices have increased driven by steel costs and constrained shipyard capacity.

Scrapping has increased considerably in 2018.  According to broker reports, 22 VLCCs have been scrapped so far and additional VLCC's have been sold for near-term scrapping. Consistently high scrap prices, combined with a very weak freight market, have compelled owners of older tonnage to dispose of their vessels at a near record pace.  If the pace of scrapping continues, the global VLCC fleet will see negative growth in 2018.  The surge in scrapping is a positive factor that will help to reduce net fleet growth, but it will likely take some time before the market rebalances.

OPEC and non-OPEC production cuts have resulted in crude oil inventory draws, decreased arbitrage opportunities and ultimately reduced the demand for crude oil tankers. We believe, however, that we are approaching the end of a crude inventory cycle and that inventories will stabilize and then begin to build again. There is a historic relationship between crude oil inventory levels and freight rates, with periods where rates rise as inventories build and decline as inventories are consumed. Despite the persistence of a weak rate environment, cyclical changes are underway, and until then Frontline remains sharply focused on maintaining our cost-efficient operations and low breakeven levels.

Conference Call and Webcast

On May 31, 2018 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 2100 2610
Norway toll free	800 51084
UK	+44 (0)330 336 9105
UK Toll Free	0800 358 6377
USA	+1 323-794-2094
USA Toll Free	800-263-0877
Conference ID	8903662

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link. A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK	+44 (0) 207 660 0134
UK Toll Free	0 808 101 1153
Norway Dial-In	+47 23 50 00 77
Norway toll free	800 196 72
USA Toll Free	888 203 1112
USA	+1 719 457 0820
Replay Access Number	8903662

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 30, 2017

Questions should be directed to:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2018 Jan-Mar	2017 Jan-Mar	2017 Jan-Dec
Total operating revenues	169,621	177,127	646,326

Other operating gain (loss)	(6,116)	20,565	2,381

Voyage expenses and commission	89,039	55,184	259,334
Contingent rental (income) expense	(6,695)	(3,769)	(26,148)
Ship operating expenses	34,733	30,624	135,728
Charter hire expenses	2,317	9,773	19,705
Impairment loss on vessels and vessels under capital lease	—	21,247	164,187
Impairment loss on goodwill	—	—	112,821
Administrative expenses	9,548	8,568	37,603
Depreciation	31,791	35,280	141,748
Total operating expenses	160,733	156,907	844,978
Net operating income (loss)	2,772	40,785	(196,271)
Interest income	140	126	588
Interest expense	(21,602)	(15,024)	(69,815)
Gain on sale of shares	1,026	771	1,061
Unrealised gain (loss) on marketable securities	(311)	—	—
Foreign currency exchange gain (loss)	(608)	77	(55)
Gain (loss) on derivatives	5,085	(178)	(753)
Other non-operating items	(44)	554	1,213
Net income (loss) before income taxes and non-controlling interest	(13,542)	27,111	(264,032)
Income tax expense	(14)	(30)	(290)
Net income (loss)	(13,556)	27,081	(264,322)
Net (income) loss attributable to non-controlling interest	(85)	(61)	(539)
Net income (loss) attributable to the Company	(13,641)	27,020	(264,861)
Basic earnings per share attributable to the Company ($)	(0.08)	0.16	(1.56)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2018 Jan-Mar	2017 Jan-Mar	2017 Jan-Dec

Net income (loss)	(13,556)	27,081	(264,322)
Unrealized gain (loss) from marketable securities	—	6,010	1,901
Unrealized gain (loss) from marketable securities reclassified to statement of operations	—	—	(571)
Foreign exchange gain (loss)	162	59	158
Other comprehensive income (loss)	162	6,069	1,488
Comprehensive income (loss)	(13,394)	33,150	(262,834)

Comprehensive (income) loss attributable to non-controlling interest	85	61	539
Comprehensive income (loss) attributable to the Company	(13,479)	33,089	(263,373)
Comprehensive income (loss)	(13,394)	33,150	(262,834)

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Mar 31 2018	Dec 31 2017
ASSETS
Current assets
Cash and cash equivalents	111,769	104,145
Restricted cash	1,655	741
Marketable securities	2,423	19,231
Marketable securities pledged to creditors	10,020	10,272
Other current assets	194,665	187,225
Total current assets	320,532	321,614

Non-current assets
Newbuildings	33,504	79,602
Vessels and equipment, net	2,550,763	2,342,130
Vessels under capital lease, net	226,042	251,698
Investment in finance lease	19,204	21,782
Goodwill	112,452	112,452
Other long-term assets	9,486	4,450
Total non-current assets	2,951,451	2,812,114
Total assets	3,271,983	3,133,728

LIABILITIES AND EQUITY
Current liabilities
Short term debt	121,324	113,078
Current portion of obligations under capital lease	37,329	43,316
Other current liabilities	97,185	65,606
Total current liabilities	255,838	222,000

Non-current liabilities
Long term debt	1,625,630	1,467,074
Obligations under capital lease	231,201	255,700
Other long-term liabilities	1,372	1,325
Total non-current liabilities	1,858,203	1,724,099

Commitments and contingencies
Equity
Frontline Ltd. equity	1,157,536	1,187,308
Non-controlling interest	406	321
Total equity	1,157,942	1,187,629
Total liabilities and equity	3,271,983	3,133,728

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2018 Jan-Mar	2017 Jan-Mar	2017 Jan-Dec
OPERATING ACTIVITIES
Net income (loss)	(13,556)	27,081	(264,322)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of deferred charges	32,394	35,688	143,661
Other operating loss (gain)	6,116	(20,565)	(2,378)
Contingent rental (income) expense	(6,695)	(3,769)	(26,148)
Impairment loss on vessels and vessels under capital lease	—	21,247	164,187
Impairment loss on Goodwill	—	—	112,821
(Gain) on sale of shares	(1,026)	(771)	(1,061)
Unrealised (gain) loss on marketable securities	311	—	—
(Gain) loss on derivatives	(5,018)	(139)	(93)
Other, net	1,064	770	1,953
Change in operating assets and liabilities	(1,545)	20,242	1,865
Net cash provided by operating activities	12,045	79,784	130,485

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(186,171)	(246,755)	(713,560)
Finance lease payments received	2,471	2,356	9,745
Purchase of DHT shares	—	(46,100)	(46,100)
Proceeds from the sale of DHT shares	17,757	7,104	27,412
Net cash (used in) provided by investing activities	(165,943)	(283,395)	(722,503)

FINANCING ACTIVITIES
Proceeds from debt	191,881	189,475	683,532
Repayment of debt	(26,245)	(16,840)	(83,951)
Repayment of capital leases	(3,200)	(16,460)	(31,854)
Lease termination payments	—	—	(19,006)
Debt fees paid	—	(1,620)	(3,495)
Dividends paid	—	(25,883)	(51,401)
Net cash provided by (used in) financing activities	162,436	128,672	493,825

Net change in cash and cash equivalents and restricted cash	8,538	(74,939)	(98,193)
Cash and cash equivalents and restricted cash at start of period	104,886	203,079	203,079
Cash and cash equivalents and restricted cash at end of period	113,424	128,140	104,886

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2018 Jan-Mar	2017 Jan-Mar	2017 Jan- Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	169,809,324	169,809,324	169,809,324

SHARE CAPITAL
Balance at beginning and end of period	169,809	169,809	169,809

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	197,399	195,304	195,304
Stock compensation expense	338	709	2,095
Balance at end of period	197,737	196,013	197,399

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,090,376	1,099,680	1,099,680
Cash dividends	—	—	(9,304)
Balance at end of period	1,090,376	1,099,680	1,090,376

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	2,227	739	739
Adjustment on adoption of changes in ASC 825	(2,896)	—	—
Other comprehensive income (loss)	162	6,069	1,488
Balance at end of period	(507)	6,808	2,227

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	(272,503)	34,069	34,069
Net income (loss) attributable to the Company	(13,641)	27,020	(264,861)
Adjustment on adoption of ASC 606	(16,631)	—	—
Adjustment on adoption of changes in ASC 825	2,896	—	—
Cash dividends	—	(25,497)	(41,711)
Balance at end of period	(299,879)	35,592	(272,503)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,157,536	1,507,902	1,187,308

NON-CONTROLLING INTEREST
Balance at beginning of period	321	168	168
Net income (loss) attributable to non-controlling interest	85	61	539
Dividend paid to non-controlling interest	—	(387)	(386)
Balance at end of period	406	(158)	321
TOTAL EQUITY	1,157,942	1,507,744	1,187,629

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 19, 2018.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2017, with the exception of certain changes noted below.

In the first quarter of 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers. The Company has determined that under the new standard voyage charter revenue will continue to be recognized over time, however the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change. The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract, or cost to fulfill a contract. Under the new guidance, certain voyage expenses incurred between signing the charter party and arrival at loading port, have been deferred and amortized during the charter period. The Company has elected to apply the modified retrospective approach. Upon adoption, the Company recognized a cumulative effect of $16.6 million as an increase in the opening balance of retained deficit as of January 1, 2018. Prior periods have not been retrospectively adjusted.
On January 1, 2018, the Company adopted the targeted improvements to ASC 825-10 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. The Company has recognized a decrease in the retained deficit of $2.9 million upon adoption, and has recognized a mark to market loss of $0.3 million in the Consolidated Statement of Operations in relation to the movement in the fair value of its Marketable Securities in the first quarter of 2018.

In the first quarter of 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:

(in thousands of $)	2018 Jan-Mar	2017 Jan-Mar	2017 Jan-Dec
Net income attributable to the Company	(13,641)	27,020	(264,861)

(in thousands)
Weighted average number of ordinary shares	169,809	169,809	169,809

4. OTHER OPERATING GAIN (LOSS)

In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited ("FSL"); a non recourse subsidiary of Frontline; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The termination has reduced obligations under capital leases by approx. $20.6 million. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the first quarter of 2018.

5. NEWBUILDINGS

In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess and the LR2 newbuilding Front Polaris.

6. DEBT

The Company drew down $32.0 million in the three months ended March 31, 2018 from its $321.6 million term loan facility with China Exim Bank in connection with one LR2/Aframax tanker delivered in the period.

The Company drew down $54.9 million in the three months ended March 31, 2018 from its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $54.9 million in the three months ended March 31, 2018 from its second $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $50.0 million in the three months ended March 31, 2018 from its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd.  In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in May 2019. $135.0 million remains available and undrawn as at March 31, 2018.

The Company has recorded debt issuance costs (i.e. deferred charges) of $11.6 million at March 31, 2018 as a direct deduction from the carrying amount of the related debt.

7. MARKETABLE SECURITIES

In March 2018, the Company sold 1.3 million shares in GOGL for proceeds of $10.4 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in June 2018 for $10.4 million.  The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within debt for $10.3 million.

In the first quarter of 2018, the Company sold its remaining 4.7 million shares of DHT Holdings Inc., recognizing a gain on disposal of $1.0 million in the income statement.

8. SHARE CAPITAL

The Company had an issued share capital at March 31, 2018 of $169,809,324 divided into 169,809,324 ordinary shares (December 31, 2017: $169,809,324 divided into 169,809,324 ordinary shares) of $1.00 par value each.

9. RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance, a company under the significant influence of the Company's largest shareholder. The Company leased eight of its vessels from Ship Finance at March 31, 2018 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the three months ended March 31, 2018 was zero, which was $6.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. See Note 4. for further details.

In the three months ended March 31, 2018 the Company drew down $50.0 million from its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd. See Note 6.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

10. COMMITMENTS AND CONTINGENCIES

As of March 31, 2018, the Company's newbuilding program was comprised of two VLCCs. As of March 31, 2018, total instalments of $32.9 million had been paid and the remaining commitments amounted to $130.6 million, of which $75.0 million is due in 2018 and $55.6 million is due in 2019, respectively.